

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Jeremy Hodara
Co-Chief Executive Officer
Jumia Technologies AG
Skalitzer Straße 104
10997, Berlin
Federal Republic of Germany

> **Re: Jumia Technologies AG**
> **Registration Statement on Form F-3**
> **Filed July 22, 2020**
> **File No. 333-240016**

Dear Mr. Hodara :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services